NYSE: VZLA    TSX-V: VZLA

FOR IMMEDIATE RELEASE	NOVEMBER 2, 2023

VIZSLA SILVER ANNOUNCES RESULTS OF ANNUAL GENERAL AND SPECIAL MEETING

Vancouver, British Columbia (November 2, 2023) - Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce the results of the Company's annual general and special meeting of the shareholders (the "Meeting") held in Vancouver, British Columbia on November 1, 2023.

Shareholders were asked to vote on the following:

  Fix the number of directors at five persons;
  Elect Craig Parry, Michael Konnert, Simon Cmrlec, Harry Pokrandt and David Cobbold as directors for the ensuing year;
  Re-appoint MNP LLP as the Company's auditor for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;
  Approve the Company's omnibus equity incentive compensation plan; and
  Approve the Company's shareholder rights plan (the "Rights Plan") adopted by the board of directors (the "Board").

Shareholders approved all motions put forth at the Meeting and a total of 100,458,716 shares were voted, representing 48.30% of the Company's issued and outstanding shares.  A detailed report of the results is available on the Company's profile on SEDAR+ and EDGAR.

The adoption of the Rights Plan is intended to ensure, to the extent possible, that all shareholders of the Company are treated fairly and equally in connection with any unsolicited take-over bid or other acquisition of control of or a significant interest in the Company and to protect against acquisitions of control of the Company through purchases of common shares of the Company that are exempt from applicable Canadian take-over bid rules. Furthermore, the Rights Plan will ensure the Board is provided with adequate time to consider and evaluate such a take-over bid or other acquisition and, if appropriate, identify, develop and negotiate any value-enhancing alternatives.

The Rights Plan is substantially similar to shareholder rights plans adopted by other Canadian issuers and the Rights Plan is not being adopted in response to any specific proposal to acquire control of the Company. In accordance with the terms of the Rights Plan, one right (a "Right") will be issued and attached to each common share in the capital of the Company (a "Share") outstanding as of the record time under the Rights Plan. A Right will also be attached to each Share issued after the effective date in accordance with the terms of the Rights Plan. The issuance of the Rights will not change the manner in which shareholders trade their Shares and the Rights will automatically attach to the Shares with no further action required by shareholders.

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Subject to the terms of the Rights Plan, the Rights issued under the Rights Plan become exercisable only if a person (an "Acquiring Person"), together with certain parties related to such person, acquires or announces its intention to acquire beneficial ownership of 20% or more of the outstanding Shares without complying with the "Permitted Bid" provisions of the Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holders thereof (other than the Acquiring Person and certain related parties) to purchase Shares at a significant discount to the market price at that time.

The Rights Plan is subject to the acceptance of the TSX Venture Exchange. The Rights Plan will have an initial term of three years.

The description of the Rights Plan in this press release is qualified in its entirety by the full text of the Rights Plan. A copy of the Rights Plan is available on SEDAR+ under the Company's profile at www.sedarplus.ca and on the Company's website at https://vizslasilvercorp.ca/corporate/corporate-governance/.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 250,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla Silver has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Contact Information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer

Tel: (604) 364-2215

Email: info@vizslasilver.ca

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking statements in this news release include, among others, statements relating to: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling designed to upgrade and expand the mineral resource.

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Forward‐looking statements and forward‐looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of the Company, future growth potential for the Company and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; the Company's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect the Company's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward‐looking statements or forward-looking information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; ongoing military conflicts around the world; general economic factors; and the factors identified under the caption "Risk Factors" in the Company's management discussion and analysis and other public disclosure documents.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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